UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 26, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: May 26, 2020
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

1Q20

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 1Q20
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of March 31, 2020 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on October 31, 2019. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in August and December 2018.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q19, the Credit Suisse Annual Report 2019 and the Credit Suisse Financial Report 1Q20, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q19” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
COVID-19 and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations (FINMA Guidance 02/2020, 03/2020 and 06/2020). This temporary measure was immediately effective and will continue to apply until January 1, 2021. The exclusion applies to deposits with all central banks globally, and thus not only to deposits with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who plan to seek such shareholder approval, the capital relief will be reduced by an amount equal to the dividend distributions.
As a result of the abrupt increase in market volatility due to the COVID-19 pandemic, financial institutions that apply a model approach to market risk are recording an increased number of backtesting exceptions. Such an exception occurs if the loss incurred on a single day is greater than the loss indicated by the model. Backtesting exceptions exceeding a certain number lead to an immediate increase to the minimum capital requirements for market risk. Most exceptions today are not due to shortcomings of the model, however, but due to the abrupt increase in volatility. To mitigate these volatility change-related effects, FINMA in April 2020 announced a temporary exemption concerning backtesting results in the model approach to market risk under which the capital requirements for market risk until July 1, 2020 will be frozen at the level of February 1, 2020 (FINMA Guidance 04/2020). In May 2020, FINMA announced that this relief can continue post July 1, 2020, if specifically approved by FINMA (FINMA Guidance 06/2020).
> Refer to “COVID-19 and related regulatory measures” (pages 13 to 14) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 1Q20 for further information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables show the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 55 to 56) and “Swiss metrics” (pages 60 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q20 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 1Q20	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	301,200	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	43,180	14.336
of which CET1: minimum	13,554	4.5
of which CET1: buffer	16,566	5.5
of which CET1: countercyclical buffers	108	0.036
of which additional tier 1: minimum	10,542	3.5
of which additional tier 1: buffer	2,410	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,798	16.9
of which CET1 capital [2]	36,305	12.1
of which additional tier 1 high-trigger capital instruments	9,598	3.2
of which additional tier 1 low-trigger capital instruments [3]	4,895	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [4]	43,072	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(6,891)	(2.288)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(2,050)	(0.681)
Total, net	34,130	11.331
Eligible additional total loss-absorbing capacity (gone-concern) [5]
Total [6]	42,107	14.0
of which bail-in instruments	38,106	12.7
of which tier 2 low-trigger capital instruments	4,001	1.3
The Swiss capital requirements have been fully phased-in as of 1Q20. Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4 Consists of a base requirement of 12.86%, or CHF 38,734 million, and a surcharge of 1.44%, or CHF 4,338 million.
5
Excludes formally eligible gone-concern capacity of CHF 3,167 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 1Q20, total eligible gone-concern capital was CHF 42,499 million including CHF 392 million of such instruments.

Swiss leverage requirements and metrics
end of 1Q20	CHF million		in % of LRD
Leverage exposure for going concern
Leverage ratio denominator	869,706	[1]	–
Unweighted capital requirements (going-concern) based on the Swiss leverage ratio
Total	43,485		5.0
of which CET1: minimum	13,046		1.5
of which CET1: buffer	17,394		2.0
of which additional tier 1: minimum	13,046		1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	50,798		5.8	[3]
of which CET1 capital [4]	36,305		4.2
of which additional tier 1 high-trigger capital instruments	9,598		1.1
of which additional tier 1 low-trigger capital instruments [5]	4,895		0.6
Leverage exposure for gone concern
Leverage ratio denominator	958,028		–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [6]	47,901		5.0
Reductions due to rebates in accordance with article 133 of the CAO	(7,664)		(0.8)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(2,087)		(0.218)
Total, net	38,150		3.982
Eligible additional total loss-absorbing capacity (gone-concern) [7]
Total [8]	42,107		4.4
of which bail-in instruments	38,106		4.0
of which tier 2 low-trigger capital instruments	4,001		0.4
The Swiss capital requirements have been fully phased-in as of 1Q20. Rounding differences may occur.
1
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, in accordance with FINMA Guidance 02/2020 and 03/2020.

2 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
3
The going concern ratio would be 5.3%, if calculated using a leverage exposure of CHF 958,028 million without the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, of CHF 88,322 million.

4 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
5
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

6 Consists of a base requirement of 4.5%, or CHF 43,111 million, and a surcharge of 0.5%, or CHF 4,790 million.
7
Excludes formally eligible gone-concern capacity of CHF 3,167 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

8
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 1Q20, total eligible gone-concern capital was CHF 42,499 million including CHF 392 million of such instruments.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 55 to 56) in II – Treasury, risk, balance sheet and off-balance sheet –Capital management – in the Credit Suisse Financial Report 1Q20 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 301.2 billion as of the end of 1Q20 increased 3% compared to the end of 4Q19, primarily driven by movements in risk levels in credit risk and methodology and policy changes in credit risk. These increases were partially offset by decreases related to internal model and parameter updates, primarily related to operational risk, and a negative foreign exchange impact.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 1Q20 for further information on movements in risk-weighted assets in 1Q20.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets		Capital requirement	[1]
end of	1Q20	4Q19	1Q20
CHF million
Credit risk (excluding counterparty credit risk)	150,798	144,984	12,064
of which standardized approach (SA)	30,371	25,518	2,430
of which supervisory slotting approach	4,649	4,212	372
of which advanced internal ratings-based (A-IRB) approach	115,778	115,254	9,262
Counterparty credit risk	27,093	20,365	2,167
of which standardized approach for counterparty credit risk (SA-CCR)	5,451	1,830	436
of which internal model method (IMM)	20,702	17,486	1,656
of which other counterparty credit risk [2]	940	1,049	75
Credit valuation adjustments (CVA)	8,119	6,892	649
Equity positions in the banking book under the simple risk weight approach	6,246	10,202	500
Equity investments in funds - look-through approach [3]	1,596	–	128
Equity investments in funds - fall-back approach [3]	714	–	57
Settlement risk	997	219	80
Securitization exposures in the banking book	12,791	13,333	1,023
of which securitization internal ratings-based approach (SEC-IRBA)	7,558	7,751	605
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,406	1,555	112
of which securitization standardized approach (SEC-SA)	3,827	4,027	306
Market risk	18,324	15,192	1,466
of which standardized approach (SA)	1,866	1,981	149
of which internal model approach (IMA)	16,458	13,211	1,317
Operational risk (AMA)	63,015	68,318	5,041
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,507	11,777	921
Total	301,200	291,282	24,096
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.
3
Following the adoption of the new regulation introduced in January 2020, the calculation of RWA for investments in funds is now presented separately. Prior to this, investments in funds were included under equity positions under the simple risk weight approach.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 1Q20 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
1Q20
CHF million
Risk-weighted assets at beginning of period	119,466
Asset size	4,400
Asset quality	1,188
Model and parameter updates	(3,148)
Foreign exchange impact	(1,479)
Risk-weighted assets at end of period	120,427
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB increased CHF 1.0 billion to CHF 120.4 billion as of the end of 1Q20 compared to CHF 119.5 billion as of the end of 4Q19, primarily driven by increases related to movements in risk levels, mainly attributable to asset size, partially offset by decreases related to model and parameter updates and a negative foreign exchange impact.
The increase in risk levels attributable to asset size was mainly driven by increases in lending risk exposures. The decrease in model and parameter updates primarily reflected the move of particular exposures from the IRB to the standardized approach. The RWA impact from this model change was already reflected in prior periods.
Counterparty credit risk RWA movements
The following table presents the 1Q20 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
1Q20
CHF million
Risk-weighted assets at beginning of period	17,486
Asset size	1,950
Credit quality of counterparties	(113)
Model and parameter updates	136
Methodology and policy changes	1,387
Foreign exchange impact	(144)
Risk-weighted assets at end of period	20,702
CCR RWA under IMM increased CHF 3.2 billion to CHF 20.7 billion as of the end of 1Q20 compared to CHF 17.5 billion as of the end of 4Q19, primarily driven by increases relating to movements in risk levels, mainly attributable to asset size, and increases related to methodology and policy changes.
The increase in risk levels attributable to asset size was mainly driven by the pro-cyclical effects of higher market volatility in the second half of the quarter, primarily in security financing exposures. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for counterparty credit risk.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 1Q20 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
1Q20	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	2,646	4,648	1,379	4,538		13,211
Regulatory adjustment	7	(719)	(129)	(69)		(910)
Risk-weighted assets at beginning of period (end of day)	2,653	3,929	1,250	4,469		12,301
Movement in risk levels	3,348	6,045	525	1,144		11,062
Model and parameter updates	916	(171)	0	(269)		476
Foreign exchange impact	(14)	(25)	(8)	(25)		(72)
Risk-weighted assets at end of period (end of day)	6,903	9,778	1,767	5,319		23,767
Regulatory adjustment	(3,600)	(3,473)	0	(236)		(7,309)
Risk-weighted assets at end of period	3,303	6,305	1,767	5,083		16,458
1 Risks not in VaR.
Market risk RWA under an IMA of CHF 16.5 billion increased 25% compared to the end of 4Q19, primarily due to the increase in stressed value-at-risk (VaR) driven by movements in risk levels.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	1Q20		4Q19	3Q19	2Q19	1Q19
Capital (CHF million)
Swiss CET1 capital	36,305		36,740	37,331	36,240	36,422
of which fully loaded CECL accounting model Swiss CET1 capital [1]	36,305		–	–	–	–
Swiss tier 1 capital	50,798		49,757	50,812	47,243	46,897
of which fully loaded CECL accounting model Swiss tier 1 capital [1]	50,798		–	–	–	–
Swiss total eligible capital	54,036		53,005	54,191	51,145	50,804
of which fully loaded CECL accounting model Swiss total eligible capital [1]	54,036		–	–	–	–
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	24,096		23,303	24,233	23,315	23,258
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	301,200		291,282	302,910	291,438	290,729
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.1		12.6	12.3	12.4	12.5
of which fully loaded CECL accounting model Swiss CET1 capital ratio [1]	12.1		–	–	–	–
Swiss tier 1 capital ratio	16.9		17.1	16.8	16.2	16.1
of which fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	16.9		–	–	–	–
Swiss total capital ratio	17.9		18.2	17.9	17.5	17.5
of which fully loaded CECL accounting model Swiss total capital ratio [1]	17.9		–	–	–	–
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5		2.5	2.5	2.5	2.5
Extended countercyclical buffer	0.04		0.104	0.11	0.104	0.102
Progressive buffer for G-SIB and/or D-SIB	1.0		1.0	1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.54		3.604	3.61	3.604	3.602
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	7.6		8.1	7.8	7.9	8.0
Basel III leverage ratio (CHF million)
Leverage exposure	869,706	[5]	909,994	921,411	897,916	901,814
Basel III leverage ratio (%)	5.8		5.5	5.5	5.3	5.2
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	5.8		–	–	–	–
Liquidity coverage ratio (CHF million) [6]
Numerator: total high-quality liquid assets	161,668		164,503	163,464	161,276	161,401
Denominator: net cash outflows	88,783		83,255	86,544	83,378	84,505
Liquidity coverage ratio (%)	182		198	189	193	191
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio of 12.1%, less the BIS minimum CET1 ratio requirement of 4.5%.
5
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, in accordance with FINMA Guidance 02/2020 and 03/2020.

6 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 60 to 61) and “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q20 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 52) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 1Q20 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (pages 55 to 56) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q20 for further information on additional CET1 buffer requirements.

The following table provides information about TLAC available and TLAC requirements applied at the resolution group level which is defined as the Credit Suisse Group AG consolidated level.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	1Q20		4Q19	3Q19	2Q19	1Q19
CHF million
TLAC	93,298		91,267	95,666	87,747	86,900
of which fully loaded CECL accounting model TLAC [1]	93,298		–	–	–	–
Swiss risk-weighted assets	301,200		291,282	302,910	291,438	290,729
TLAC ratio (%)	31.0		31.3	31.6	30.1	29.9
of which fully loaded CECL accounting model TLAC ratio [1]	31.0		–	–	–	–
Leverage exposure	869,706	[2]	909,994	921,411	897,916	901,814
TLAC leverage ratio (%)	10.7		10.0	10.4	9.8	9.6
of which fully loaded CECL accounting model TLAC leverage ratio [1]	10.7		–	–	–	–
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above		N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, in accordance with FINMA Guidance 02/2020 and 03/2020.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 60) and “Swiss metrics” (pages 60 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q20 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	1Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	832,166
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(14,666)
Adjustments for derivatives financial instruments	79,266
Adjustments for SFTs (i.e. repos and similar secured lending)	(19,360)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	80,622
Other adjustments [2]	(88,322)
Leverage exposure	869,706
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, in accordance with FINMA Guidance 02/2020 and 03/2020.

LR2 - Leverage ratio common disclosure template
end of	1Q20		4Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	554,185	[1]	597,549
Asset amounts deducted from Basel III tier 1 capital	(10,530)		(9,801)
Total on-balance sheet exposures	543,655		587,748
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	36,620		23,226
Add-on amounts for PFE associated with all derivatives transactions	72,234		74,777
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	29,272		20,695
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(27,250)		(19,705)
Exempted CCP leg of client-cleared trade exposures	(9,662)		(12,980)
Adjusted effective notional amount of all written credit derivatives	322,127		194,688
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(314,421)		(186,933)
Derivative Exposures	108,920		93,768
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	138,123		138,627
Netted amounts of cash payables and cash receivables of gross SFT assets	(10,910)		(11,357)
Counterparty credit risk exposure for SFT assets	15,390		11,740
Agent transaction exposures	(6,094)		(1,101)
Securities financing transaction exposures	136,509		137,909
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	251,725		282,196
Adjustments for conversion to credit equivalent amounts	(171,103)		(191,627)
Other off-balance sheet exposures	80,622		90,569
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	50,798		49,757
Leverage exposure (CHF million)
Leverage exposure	869,706		909,994
Leverage ratio (%)
Basel III leverage ratio	5.8		5.5
1
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, adjusted for planned 2019 dividend payments in 2Q20 and 4Q20, in accordance with FINMA Guidance 02/2020 and 03/2020.

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter
> Refer to “Liquidity metrics” (pages 51 to 52) and “Funding sources” (page 53) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 1Q20 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 1Q20	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		161,668
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,300		19,747
of which less stable deposits	162,300		19,747
Unsecured wholesale funding	215,728		95,281
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	37,591		9,398
of which non-operational deposits (all counterparties)	112,509		65,144
of which unsecured debt	20,616		20,616
Secured wholesale funding	–		48,519
Additional requirements	176,467		37,196
of which outflows related to derivative exposures and other collateral requirements	69,703		16,503
of which outflows related to loss of funding on debt products	1,228		1,228
of which credit and liquidity facilities	105,536		19,465
Other contractual funding obligations	52,079		52,079
Other contingent funding obligations	226,148		5,345
Total cash outflows	–		258,167
Cash inflows (CHF million)
Secured lending	126,898		81,595
Inflows from fully performing exposures	67,065		31,663
Other cash inflows	56,126		56,126
Total cash inflows	250,089		169,384
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		161,668
Net cash outflows	–		88,783
Liquidity coverage ratio (%)	–		182
Calculated based on an average of 64 data points in 1Q20.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
D
D-SIB	Domestic systemically important banks
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 outbreak, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I– Information on the company in our Annual Report 2019.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com